Exhibit 99.8

Consent of
John Wakeford, P. Geo.

To the Board of Directors of Miramar Mining Corporation.

I consent to the incorporation by reference in this annual report on Form 40-F of Miramar Mining Corporation for the year ended December 31, 2003, of the resource and reserve estimates for the Hope Bay project prepared by the MHBL staff in accordance with NI 43-101; the reference to me as the reviewer of these estimates; the description of certain mineral resource estimates and other information pertaining to the Hope Bay project; and to the use of my name under in this annual report as a named expert.

Dated as of the 24th day of March, 2005

John Wakeford, P. Geo.

/s/ John Wakeford